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                            May 13, 2022

       Manoj Jain
       Chief Executive Officer
       Duddell Street Acquisition Corp.
       8/F Printing House
       6 Duddell Street
       Hong Kong

                                                        Re: Duddell Street
Acquisition Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed May 9, 2022
                                                            File No. 333-261483

       Dear Mr. Jain:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2022 letter.

       Amendment No. 4 to Registration Statement on Form S-4 Filed May 9, 2022

       Background of the Business Combination, page 122

   1. Please revise to disclose how the amount and value of the Bonus Shares and additional earnout tranche were
determined. Please disclose any material negotiations or discussions surrounding these
determinations.
       Certain Projected Financial Information, page 135

   2. We note the Updated Projections included in this section. Please disclose the reasons and rationale for providing
different line items than the original projections, including how potential investors can
assess the changes from the original projections given the use of
 Manoj Jain
Duddell Street Acquisition Corp.
May 13, 2022
Page 2
         different line items. Additionally, please annotate the Updated Projections with footnotes, as appropriate, to explain the adjustments made to the line items and any material assumptions underlying the Updated Projections. Further, in the section titled "DSAC
         Board Reasons for the Approval of the Business Combination," please disclose whether the DSAC Board considered the Updated Projections, any circumstances or events that occurred after March 7, 2022, the Bonus Shares and the additional earnout tranche and if so, please disclose whether the DSAC Board continues to recommend the transaction. If the DSAC Board did not consider these items, please revise to state as much and disclose why the DSAC Board continues to recommend the transaction without considering these items.
3. We note that your original projections and your Investor Presentation, filed as Exhibit
         99.1 to the Form 8-K filed on January 25, 2022, include projected "PF Revenue" through
         2024 and the Investor Presentation also includes projected PF Revenue of $400 million for
         2025. To the extent that "PF" stands for pro forma, please clearly state this. Please tell us why your Updated Projections do not include PF Revenue and PF Gross Profit and why you do not provide projected financial information for 2025. To the extent that you do not intend to update Total PF Revenue and Total PF Gross Profit, please make this clear in your disclosure and explain why such projections do not need to be updated. Please also tell us why you believe that the Updated Projections reflect FiscalNote's anticipation of
         "relatively consistent revenue," as you state on page 137, and whether this is true for PF
         Revenue as well.
4. You state that you determined to update your projections in connection with preparing an updated PIPE presentation in April 2022, yet the updated projections do not include circumstances or events after March 7, 2022. Please explain why the presentation is not updated through April. Please also describe, in an appropriate place in your prospectus, whether the updated projections were presented and if so, to whom, and please explain if this was a written communication made in reliance on Rule 165. If so, please explain why it was not filed in accordance with Rule 425.
New FiscalNote Management After the Business Combination, page 270

5. We note that Vibha Jain is expected to become the Senior Vice President of People and
       Diversity, Equality, Inclusion, Belonging and Accessibility following the Business
       Combination. To the extent that there is any family relationship between Vibha Jain and
       Manoj Jain, your Chief Executive Officer, please revise to state as much. Refer to Item
FirstName LastNameManoj Jain
       401(d) of Regulation S-K. Additionally, to the extent there is a family relationship
Comapany   NameDuddell
       between  Vibha JainStreet Acquisition
                            and Manoj          Corp. provide the information
required by Item
                                        Jain, please
May 13,404(a)
         2022 of Regulation
              Page  2        S-K.
FirstName LastName
 Manoj Jain
FirstName  LastNameManoj    Jain
Duddell Street Acquisition Corp.
Comapany
May        NameDuddell Street Acquisition Corp.
     13, 2022
May 13,
Page 3 2022 Page 3
FirstName LastName
Exercise or Lapse of a DSAC Public Warrant, page 295

6. Please revise to remove the word "generally" in the statement that a "U.S. Holder generally will not recognize gain or loss upon the acquisition of a DSAC Class A ordinary share on the exercise of a DSAC warrant for cash."
Tax Consequences of the Receipt of Bonus Shares by Non-Redeeming Shareholders of DSAC
Ordinary Shares, page 304

7. We note that the Bonus Shares are to be distributed following the Domestication and immediately prior to the consummation of the Business Combination. As such, please revise your disclosure in this section to clearly identify and articulate the opinion being rendered as to the tax consequences of issuing the Bonus Shares in connection with the
         Business Combination, and clearly state in both the disclosure and exhibit that this is the opinion of counsel, or tell us why you are not required to do so. To the extent that counsel
         is issuing a    should    opinion, please also revise to explain why
counsel cannot give a
            will    opinion and to describe the degree of uncertainty in the
opinion. Please also add
         risk factor disclosure, as appropriate.
Exhibits

8. We note that the opinion provided in Exhibit 8.3 states that "PRC" does not include the
         Hong Kong Special Administrative Region, the Macau Special Administrative Region or
         Taiwan. Please revise so that the PRC is defined to include each of these regions.
General

9. Please revise throughout, including on the prospectus cover page and elsewhere that the
         Bonus Shares are discussed, to clearly state that the Sponsor, its affiliates and the
         Backstop Parties will receive Bonus Shares in the same manner as other non-redeeming shareholders. Please explain that such parties have already agreed not to redeem their shares, and therefore the receipt of Bonus Shares does not incentivize them not to redeem.
         Please clearly indicate, and quantify as appropriate, the additional benefit that the
         Sponsor, affiliates, and Backstop Parties will receive from the Bonus Shares, and indicate how it will increase their total holdings following the business combination depending on the level of redemptions. Please also disclose, to the extent accurate, that in other SPAC business combination transactions that have used Bonus Shares, the sponsor and affiliates generally do not receive such shares.
10. Please ensure that the ownership of the various holders of New FiscalNote following the closing, as disclosed throughout the prospectus, takes into account the issuance of the
         Bonus Shares. Please also include a separate line in the ownership tables, such as the table on page 16, which separately shows the Bonus Shares that will be issued to non-
         redeeming holders, the sponsor and affiliates, and the Backstop Parties. Please also clarify and clearly disclose throughout whether the amount owned by the "Sponsor and
 Manoj Jain
Duddell Street Acquisition Corp.
May 13, 2022
Page 4
      Affiliates" includes the amount that Maso Capital Investments Limited and Blackwell
      Partners LLC - Series A and Star V Partners LLC will own pursuant to the Backstop
      Agreement.
11. You disclose that FiscalNote could waive the minimum proceeds condition but proceed with the Business Combination. You state that such a waiver could materially affect the business, financial condition and results of operations of New FiscalNote as it will have less funding available and may be required to significantly curtail or delay various operations. Please tell us whether you intend to resolicit shareholder approval if the minimum proceeds condition is waived.
12. We note your reference throughout to certain beliefs based on "inquiries with your PRC legal advisor." Please revise to name the PRC legal advisor and file a consent of the PRC legal advisor.
       You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameManoj Jain
                                                           Division of
Corporation Finance
Comapany NameDuddell Street Acquisition Corp.
                                                           Office of Trade &
Services
May 13, 2022 Page 4
cc:       James C. Lin
FirstName LastName